CUTLER  LAW  GROUP
                            3206 WEST WIMBLEDON DRIVE
                             AUGUSTA, GEORGIA 30909
                                 (706)737-6600           M. Richard Cutler, Esq.
                              FAX: (706) 738-1966
                               www.cutlerlaw.com
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                                 October 10, 2003

Elaine Wolff
Daniel Gordon
Donna Di Silvio
Peggy Kim
Securities  and  Exchange  Commission
450  Fifth  Street,  N.W.
Washington,  D.C.  20549

     RE:  Asia Properties, Inc.
          Registration Statement:  Form SB-2 filed June 6, 2003
          Registration No. 333-105931

Gentlemen  and  Ladies:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Asia Properties Investments, Inc. (the "Asia Investments"), hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form SB-2 (File No. 333-105931) (the "Registration Statement"), on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors as contemplated by Rule 477(a).

The Registration Statement was filed in connection with the Company's proposed sale of common stock, $0.001 par value per share. Asia Investments was a prior entity into which Asia Properties, Inc. ("Asia Properties") intended to merge. The merger of Asia Properties into Asia Investments did not occur and consequently the SB-2 filing would be for an entity which does not have the operations of Asia Properties. The withdrawn registration statement for Asia Investments is consequently being refiled concurrently under Asia Properties, Inc.

The Company confirms that no preliminary prospectuses have been distributed, no securities have been issued or sold pursuant to the Registration Statement or the prospectus contained therein and all activity regarding the proposed merger has been discontinued.

If you have any questions regarding this request for withdrawal, please contact the undersigned at (706) 737-6600.

                                      Very truly yours,

                                      /s/ M. Richard Cutler

                                      M. Richard Cutler

Confirmed for Asia Properties:

/s/ Daniel McKinney

Daniel McKinney, President